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UBS V10 Currency Index with Volatility Cap
Monthly Performance Report - July 2011

● ●	Facing declines in the bond prices Eurozone came together for another emergency summit The US dollar struggled throughout the month as debt ceiling debate headed into 11th hour	AUD	2.5%
The AUD rallied towards the end of the month as the broad US dollar weakness became the dominating theme of markets. At the monthly policy meeting, the RBA signaled a clear change in stance towards neutral after a relative soft patch in data

●	Maintaining a long carry position, the V10 Index registered an excess return of -4.42% at month-end.	NZD	6.0%	The New Zealand dollar also benefitted from the US dollar weakness seen in July and kiwi continues to push on to record highs
Index Description The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG		NOK	0.2%	NOK mostly traded with changes in general risk appetite over the last month, as the market focused on events in the Eurozone and the US debt ceiling negotiations
(the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V Index).
The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months approximately. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis. Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.
CHF	7.0%
Ongoing concerns about the Eurozone periphery, global growth conditions, and lack of progress on the US debt ceiling have all been factors keeping investors’ uncertainty high and hence safe haven demand for the franc high in July

JPY	5.0%	The Japanese authorities were largely helpless in preventing one-way traffic in USDJPY. Since July 8th, the pair only managed 4 days of gains until month-end and traded to a low of 77.01
USD	NA
The dollar struggled throughout the month but it was only until month-end when investors really started to worry about the debt ceiling debate. The Eurozone sovereign debt crisis had given the greenback a boost, but economic data was disappointing

* All performance against USD

Performance Influencing Factors
July was entirely dominated by the debt debate on both sides of the Atlantic. Facing declines in the bond prices of countries beyond the periphery, especially Italy, the Eurozone was forced to come together for another emergency summit in July and agree on a massive expansion of powers for the European Financial Stability Fund and a new plan for Greece which contained details on a private sector participation programme. Central banks across Europe were also forced to hold back on rhetoric given the uncertainty surrounding the debt crisis.
The ink had not yet dried on the Eurozone agreement before markets started to tense up again in light of the US approaching the debt ceiling. As of the London market close on Friday, July 29th, there was no agreement on a way to enable the US to continue borrowing ahead of the August 2nd deadline. Both sides appeared rather far apart and markets were starting to brace for the possible impact of severe disruptions under different scenarios.
Source: UBS Research

Source: UBS Investment Bank. Note: For illustration purposes only; SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis
Past performance is not an indication of future performance.

V10 Index Behaviour
Strategy started the month with long carry position. On the 13th of July, V10 took the short carry position and changed back to long carry on 20th July and maintained its position for the rest of the month. V10 registered a loss of 4.42% by month end. Meanwhile, S&P total return for the month was -2.04%. The performance of the index since inception on 06 May 2009 has been -0.34%.

Graph 1: V10 and S&P 500 performance in July 2011

30 Jun - 12 July	Long: AUD, NZD, NOK Short: CHF, JPY, USD
13 July - 19 July	Long: CHF, JPY, USD Short: AUD, NZD, NOK
19 July - 29 July	Long: AUD, NZD, NOK Short: CHF, JPY, USD

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Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from 6 May 2009 through 29 July 2011

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%	-4.0%	3.7%	-1.3%	0.0%	-4.4%						-4.9%

Source: UBS Investment Bank.

Index performance and 65 day actual volatility

Index performance and volatility filter

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Actual performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance in July 2011

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	May-11	Jun-11	Jul-11	Total Return1
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	9.24	9.19	8.91	-10.9%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	9.04	8.99	8.72	-12.8%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	9.19	9.14	8.87	-11.3%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	9.10	9.04	8.87	-11.3%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	9.03	8.97	8.72	-12.8%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	8.73	8.68	8.44	-15.67%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	8.90	8.84	8.60	-14.0%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	9.78	9.72	9.45	-5.5%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	9.71	9.65	9.38	-8.5%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	9.67	9.61	9.36	-8.7%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	9.42	9.36	9.13	-11.1%

1) Total return in the above table is calculated relative to public issuance price, and is not annualized
Source: UBS Investment Bank. Price data taken from UBS internal systems

Disclaimer

This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk
Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

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